UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

ADEZA BIOMEDICAL CORPORATION
(Name of Subject Company)
ADEZA BIOMEDICAL CORPORATION
(Name of Persons Filing Statement)
Common Stock, $0.001 par value
(Title of Class of Securities)
006864102
(CUSIP Number of Class of Securities)

Emory V. Anderson
President and Chief Executive Officer
Adeza Biomedical Corporation
1240 Elko Drive
Sunnyvale, California 94089
(408) 745-0975
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)

WITH A COPY TO:

Stephen B. Thau
Heller Ehrman LLP
275 Middlefield Road
Menlo Park, California 94025
(650) 324-7000

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address.  The name of the subject company is Adeza Biomedical Corporation, a Delaware corporation (“Adeza” or the “Company”). The address of the Company’s principal executive office is 1240 Elko Drive, Sunnyvale, California 94089 and the telephone number of the Company’s principal executive office is (408) 745-0975.

Securities.  This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule”) relates to the Common Stock, $0.001 par value per share, of the Company (the “Common Stock”). As of February 9, 2007, there were 17,549,299 shares of Common Stock (the “Shares”) issued and outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address.  The Company is the person filing this Schedule. The information about the Company’s address and business telephone number in Item 1, under the heading “Name and Address,” is incorporated herein by reference. The Company’s website address is www.adeza.com. The information on the Company’s website should not be considered a part of this Schedule.

Tender Offer.  This Schedule relates to the tender offer by Augusta Medical Corporation, a Delaware corporation (“Offeror”) and a direct wholly-owned subsidiary of Cytyc Corporation, a Delaware corporation (“Cytyc” or “Parent”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended, the “Schedule TO”), filed by Offeror and Parent with the Securities and Exchange Commission (the “SEC”) on February 16, 2007, and under which Offeror is offering to purchase all outstanding Shares at a price of $24.00 per Share, net to the holder thereof in cash, without interest, less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 16, 2007 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer to Purchase and Letter of Transmittal are being mailed with this Schedule and are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of February 11, 2007 (as such agreement may be amended from time to time, the “Merger Agreement”), by and among Parent, Offeror and the Company. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant portions of the Delaware General Corporation Law (the “DGCL”), Offeror will merge with and into the Company (the “Merger”) and each Share that is not tendered pursuant to the Offer will be converted into the right to receive cash in an amount equal to the Offer Price (other than Shares that are held by stockholders, if any, who properly exercise their dissenters’ rights under the DGCL). Following the effective time of the Merger (the “Effective Time”), the Company will continue as a direct wholly-owned subsidiary of Parent. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

According to the Offer to Purchase, the Offeror’s principal executive office is located at 250 Campus Drive, Marlborough, MA 01752 and the telephone number of its principal executive office is (508) 263-2900.

Item 3.	Past Contracts, Transactions, Negotiations and Agreements.

Except as described in this Schedule or otherwise incorporated herein by reference, as of the date of this Schedule, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between the Company or its affiliates and (i) the Company’s executive officers, directors or affiliates or (ii) Offeror or Parent or their respective executive officers, directors or affiliates.

Certain executive officers and directors of the Company have interests in the Offer and the Merger, which are described below and which may present them with certain potential conflicts of interest.

In the case of each plan or agreement discussed below to which the term “change in control” applies, the consummation of the Offer would constitute a change in control.

(a)	Arrangements with Executive Officers and Directors of the Company

Officers and Directors’ Indemnification and Insurance.

Section 145 of the DGCL permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. The Company has included in its certificate of incorporation (as amended and restated, the “Charter”), a provision to eliminate the personal liability of its directors for monetary damages to the fullest extent permissible under the DGCL, except for liability (i) for any breach of the director’s duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. In addition, the Company’s Bylaws (as amended and restated, the “Bylaws”) provide for the indemnification of officers and directors of the Company who were made a party to, were threatened to be made a party to, or were otherwise involved in any action, suit or proceeding by reason of being a director or an officer of the Company, to the fullest extent permitted by the DGCL.

The Company has entered into indemnification agreements with its directors and officers, which provide for indemnification of such persons to the fullest extent permissible under the DGCL. This description of the indemnification agreements is qualified in its entirety by reference to the form of the indemnification agreement filed as Exhibit (e)(2) hereto and incorporated herein by reference.

Pursuant to the Merger Agreement, for a period of six years after the Effective Time, Parent has agreed to, and has agreed to cause the surviving corporation in the Merger (the “Surviving Corporation”) to, fulfill and honor the obligations of the Company pursuant to any indemnification agreements between the Company and its directors and officers (the “Indemnified Parties”) and any indemnification provisions set forth in the Company’s organizational documents as in effect on the date of the Merger Agreement, in each case to the fullest extent permitted by the DGCL. The Charter and the Bylaws of the Surviving Corporation will contain provisions with respect to indemnification, advancement of expenses and exculpation that are no less favorable to the Indemnified Parties than those contained in the Charter and the Bylaws of the Company as in effect on the date of the Merger Agreement.

For a period of six years after the Effective Time, Parent has agreed to, and has agreed to cause the Surviving Corporation to, maintain and extend all existing directors’ and officers’ liability policies with respect to claims arising from facts or events that occurred on or before the Effective Time, provided, however, that Parent may substitute the existing policies with policies of substantially equivalent coverage and amounts containing terms no less favorable than the existing directors’ and officers’ liability policies.

Change of Control Arrangements with Current Executive Officers.

Chief Executive Officer Management Continuity Agreement.  On January 12, 2007, the Company entered into an Amended and Restated Management Continuity Agreement with Emory V. Anderson, President and Chief Executive Officer of the Company. The agreement supersedes and replaces Mr. Anderson’s original management continuity agreement with the Company dated October 21, 2004.

Under the original agreement, in the event that the Company experienced a change of control, 75% of Mr. Anderson’s then unvested equity awards would have accelerated and become fully vested. Further, on termination of Mr. Anderson without cause or his resignation from the Company for good reason within 12 months after a change of control, Mr. Anderson was entitled to, among other benefits, (i) severance payments over an 18 month period following termination, (ii) a lump sum payment equal to 75% of the bonus payment made to Mr. Anderson in the prior fiscal year, (iii) COBRA coverage for 18 months following termination and (iv) full acceleration of Mr. Anderson’s then unvested equity awards, which would have remained exercisable for 18 months following his termination. The agreement also provided for a tax “gross-up” payment to indemnify Mr. Anderson for the effect of any “golden parachute” excise tax on these benefits.

Pursuant to the terms of the current agreement, in the event that the Company experiences a change of control, the vesting of each stock option granted to Mr. Anderson shall accelerate such that 75% of the aggregate number of unvested stock options shall become vested immediately prior to the effective date of the transaction. In the event that Mr. Anderson is terminated without cause or Mr. Anderson resigns from the Company for good reason within 12 months after a change of control, Mr. Anderson will, subject to certain conditions (including the signing of a general release of all claims against the Company), be entitled to receive certain severance benefits, including the following:

•	Mr. Anderson will be entitled to receive: (i) severance payments over the 24 month period following his termination date equal to his annual base salary in effect at the time of his termination, payable in accordance with the Company’s standard payroll practices, (ii) a lump sum payment equal to 200% of the bonus payment made to Mr. Anderson for the Company’s prior fiscal year and (iii) a lump sum payment equal to a pro rata portion of the bonus payment made to Mr. Anderson for the Company’s prior fiscal year based on the number of completed months of Mr. Anderson’s employment during the fiscal year in which the termination occurs.

•	The outstanding unvested stock options held by Mr. Anderson as of the date of his termination will become fully vested and exercisable as of that date and each stock option granted on or after July 23, 2004, shall remain exercisable for a period of eighteen (18) months following Mr. Anderson’s termination date (but not later than the expiration date of a stock option as set forth in the applicable option agreement).

•	If Mr. Anderson timely elects continuation of his then-current health insurance benefits under COBRA, then the Company will continue to pay the health insurance premiums it paid prior to the date of his termination for up to 24 months.

If the total amount of payments and benefits to be provided to Mr. Anderson under the agreement in connection with a change of control would cause Mr. Anderson to incur “golden parachute” excise tax liability, then the Company will provide a tax “gross-up” payment to indemnify Mr. Anderson for the effect, if any, of the applicable excise tax.

The description above is qualified in its entirety by reference to the Amended and Restated Management Continuity Agreement between the Company and Mr. Anderson, which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

Chief Financial Officer Management Continuity Agreement.  On January 12, 2007, the Company entered into an Amended and Restated Management Continuity Agreement with Mark Fischer-Colbrie, Vice President, Finance and Administration and Chief Financial Officer of the Company. The agreement supersedes and replaces Mr. Fischer-Colbrie’s original management continuity agreement with the Company dated October 21, 2004.

Under the original agreement, in the event that the Company experienced a change of control, 50% of Mr. Fischer-Colbrie’s then unvested equity awards would have accelerated and become fully vested. Further, on termination of Mr. Fischer-Colbrie without cause or his resignation from the Company for good reason within 12 months after a change of control, Mr. Fischer-Colbrie was entitled to, among other benefits, (i) severance payments over a 12 month period following termination, (ii) a lump sum payment equal to 50% of the bonus payment made to Mr. Fischer-Colbrie in the prior fiscal year, (iii) COBRA coverage for 12 months following termination and (iv) full acceleration of Mr. Fischer-Colbrie’s then unvested equity awards, which would have remained exercisable for 18 months following his termination. The agreement also provided for a tax “gross-up” payment to indemnify Mr. Fischer-Colbrie for the effect of any “golden parachute” excise tax on these benefits.

Pursuant to the terms of the current agreement, in the event that the Company experiences a change of control, the vesting of each stock option granted to Mr. Fischer-Colbrie shall accelerate such that 50% of the aggregate number of unvested stock options shall become vested immediately prior to the effective date of the transaction. In the event that Mr. Fischer-Colbrie is terminated without cause or Mr. Fischer-Colbrie resigns from the Company for good reason within 12 months after a change of control, Mr. Fischer-Colbrie will, subject to certain conditions (including the signing of a general release of all claims against the Company), be entitled to receive certain severance benefits, including the following:

•	Mr. Fischer-Colbrie will be entitled to receive: (i) severance payments over the 18 month period following his termination date equal to his annual base salary in effect at the time of his termination, payable in accordance with the Company’s standard payroll practices, (ii) a lump sum payment equal to 150% of the bonus payment made to Mr. Fischer-Colbrie for the Company’s prior fiscal year, and (iii) a lump sum payment equal to a pro rata portion of the bonus payment made to Mr. Fischer-Colbrie for the Company’s prior fiscal year based on the number of completed months of Mr. Fischer-Colbrie’s employment during the fiscal year in which the termination occurs.

•	The outstanding unvested stock options held by Mr. Fischer-Colbrie as of the date of his termination will become fully vested and exercisable as of that date and each stock option granted on or after July 23, 2004, shall remain exercisable for a period of eighteen (18) months following Mr. Fischer-Colbrie’s termination date (but not later than the expiration date of a stock option as set forth in the applicable option agreement).

•	If Mr. Fischer-Colbrie timely elects continuation of his then-current health insurance benefits under COBRA, then the Company will pay the health insurance premiums it paid prior to the date of his termination for up to 18 months.

If the total amount of payments and benefits to be provided to Mr. Fischer-Colbrie under the agreement in connection with a change of control would cause Mr. Fischer-Colbrie to incur “golden parachute” excise tax liability, then the Company will provide a tax “gross-up” payment to indemnify Mr. Fischer-Colbrie for the effect, if any, of the applicable excise tax.

The description above is qualified in its entirety by reference to the Amended and Restated Management Continuity Agreement between the Company and Mr. Fischer-Colbrie, which is filed as Exhibit (e)(6) hereto and is incorporated herein by reference.

Vice President Management Continuity Agreements.  On January 12, 2007, the Company entered into an Amended and Restated Management Continuity Agreement with each of Durlin E. Hickok, Vice President, Research and Development of the Company, Robert O. Hussa, Vice President, Medical Affairs of the Company and Marian E. Sacco, Vice President, Sales and Marketing of the Company (each, a “Vice President”). Each such agreement supersedes and replaces the respective Vice President’s original management continuity agreement with the Company dated October 21, 2004.

Under each respective original agreement, in the event that the Company experienced a change of control, 50% of a Vice President’s then unvested equity awards would have accelerated and become fully vested. Further, on termination of such Vice President without cause or his or her resignation from the Company for good reason within 12 months after a change of control, such Vice President was entitled to, among other benefits, (i) severance payments over a 9 month period following termination, (ii) a lump sum payment equal to 37.5% of the bonus payment made to such Vice President in the prior fiscal year, (iii) COBRA coverage for 9 months following termination and (iv) the outstanding unvested stock options held by such Vice President as of the date of termination would accelerate and become immediately vested and exercisable as to 12 months of additional vesting. Each agreement also provided for a tax “gross-up” payment to indemnify a Vice President for the effect of any “golden parachute” excise tax on these benefits.

Pursuant to the terms of each current agreement, in the event that the Company experiences a change of control, the vesting of each stock option granted to a Vice President shall accelerate such that 50% of the aggregate number of unvested stock options shall become vested immediately prior to the effective date of the transaction. In the event that a Vice President is terminated without cause or a Vice President resigns from the Company for good reason within 12 months after a change of control, the Vice President will, subject to certain conditions (including the signing of a general release of all claims against the Company), be entitled to receive certain severance benefits, including the following:

•	The Vice President will be entitled to receive: (i) severance payments over the 18 month period following his or her termination date equal to his or her annual base salary in effect at the time of his or her termination, payable in accordance with the Company’s standard payroll practices, (ii) a lump sum payment equal to 150% of the bonus payment made to the Vice President for the Company’s prior fiscal year, and (iii) a lump sum payment equal to a pro rata portion of the bonus payment made to the Vice President for the Company’s prior fiscal year based on the number of completed months of the Vice President’s employment during the fiscal year in which the termination occurs.

•	The outstanding unvested stock options held by the Vice President as of the date of his or her termination will become immediately vested and exercisable as of that date as to the number of shares that would have vested in accordance with the terms of such stock option as of the date 12 months after the termination date (assuming that the Vice President had remained an employee of the Company for 12 months after the termination date) and each option granted on or after July 23, 2004, shall remain exercisable for a period of eighteen (18) months following the Vice President’s termination date (but not later than the expiration date of a stock option as set forth in the applicable option agreement).

•	If the Vice President timely elects continuation of his or her then-current health insurance benefits under COBRA, then the Company will pay the health insurance premiums it paid prior to the date of his or her termination for up to 18 months.

If the total amount of payments and benefits to be provided to a Vice President under the agreement in connection with a change of control would cause the Vice President to incur “golden parachute” excise tax liability, then the Company will provide a tax “gross-up” payment to indemnify the Vice President for the effect, if any, of the applicable excise tax.

The description above is qualified in its entirety by reference to the Amended and Restated Management Continuity Agreements between the Company and each of Mr. Hickok, Mr. Hussa and Ms. Sacco, which are filed as Exhibits (e)(3), (e)(7) and (e)(5) hereto, respectively, and are incorporated herein by reference.

Notwithstanding the management continuity agreements described above, all of the unvested options of the respective executive officers — like those of all other option holders — will be accelerated in the connection with the acquisition of the Company pursuant to the Merger Agreement.

In connection with the approval by the Adeza Board of Directors (the “Adeza Board” or the “Board”) of the Merger and the Offer, the Compensation Committee of the Adeza Board approved the foregoing agreements and certain other employment compensation, severance or other benefit arrangements to stockholders of the Company who are also service providers to the Company for the purpose of the non-exclusive safe harbor of Rule 14d-10(d) under the Securities Exchange Act of 1934, as amended.

Merger Consideration and Cash-Out of Options.

If the Company’s directors and executive officers were to tender any Shares they own for purchase pursuant to the Offer, they would receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of February 9, 2007, the Company’s directors (including affiliated investment funds) and executive officers owned 2,640,446 Shares in the aggregate (excluding options to purchase 1,164,431 Shares described below). If the directors and executive officers were to tender all of their Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Offeror, the directors and executive officers would receive an aggregate of $63,370,704.00 in cash, without interest, less any required withholding taxes.

Pursuant to the terms of the Merger Agreement, each option to purchase Shares held by a director or executive officer of the Company that is outstanding and unexercised at the Effective Time (whether or not otherwise exercisable) will be canceled at the Effective Time and each former holder of such canceled option shall be entitled to receive, in exchange for the cancellation of such option, an amount in cash equal to the excess, if any, of $24.00 per share over the per share exercise price of such option without interest, less any applicable withholding taxes, multiplied by the number of Shares underlying the canceled option (whether or not the option to acquire such Shares would otherwise have been exercisable).

As of February 9, 2007, the Company’s directors and executive officers held in the aggregate options to purchase 1,164,431 Shares, with exercise prices ranging from $0.97 to $22.20 and an aggregate weighted average exercise price of $10.29 per Share (including options to acquire Shares which would not otherwise have been exercisable).

The following table sets forth, as of February 9, 2007, the last business day before the Company entered into the Merger Agreement, for each director and executive officer of the Company, the cash consideration that such individual would receive if such director or executive officer were to (i) tender all of the Shares that such officer or director owns, and (ii) receive remuneration for all of such officer or director’s cancelled options.

			Number of Shares	Weighted Average
	Number of Shares	Value of Shares	Subject to Stock	Exercise Price of
Name	Owned	Owned	Options	Options	Value of Options

Emory V. Anderson	0	0	416,740	$10.55	$5,603,653.30
Michael P. Downey	0	0	30,000	$13.86	$304,200.00
Mark D. Fischer-Colbrie	0	0	179,447	$8.01	$2,870,044.49
Durlin E. Hickok	0	0	168,482	$8.14	$2,671,675.46
Robert O. Hussa	0	0	42,815	$11.12	$551,591.95
Kathleen D. LaPorte(1)	0	0	37,500	$17.19	$255,225.00
Marian E. Sacco	600	$14,400.00	173,197	$6.94	$2,955,483.16
Andrew E. Senyei(2)	1,798,783	$43,170,792.00	56,250	$15.95	$453,075.00
Craig C. Taylor(3)	841,063	$20,185,512.00	37,500	$17.19	$255,225.00
C. Gregory Vontz	0	0	22,500	$22.20	$40,500.00

(1)	Excludes 550,878 shares held of record by Sprout Capital VII, L.P., 450,362 shares held of record by Sprout Growth II, L.P., 6,399 shares held of record by Sprout CEO Fund, L.P., 192,440 shares held of record by DLJ First ESC, L.P. and 38,486 shares held of record by DLJ Capital Corporation, which is the managing general partner of Sprout Capital VII, L.P. and Sprout Growth II, L.P. and the general partner of Sprout CEO Fund, L.P. Kathleen LaPorte is one of five members of the Sprout Investment Committee and a Managing Director of New Leaf Venture Partners, L.L.C. (“NLV”). NLV has contracted with DLJ Capital Corporation whereby NLV provides sub-advisory services for DLJ Capital Corporation for the various Sprout investment vehicles, including Sprout Capital VII, L.P., Sprout Growth II, L.P., Sprout CEO Fund, L.P. and DLJ First ESC, L.P.

(2)	Includes 1,781,857 shares held of record by Enterprise Partners V, L.P. of which Andrew Senyei is a general partner and may be deemed to beneficially own the shares owned by Enterprise Partners V, L.P. Additionally, includes 13,941 shares held of record by Andrew Senyei, 995 shares held of record by the Alison Marie Senyei Trust, 995 shares held of record by the Grant Drew Senyei Trust and 995 shares held of record by the Kelly Joanne Senyei Trust.

(3)	Includes 466,915 shares held of record by Asset Management Associates 1984, L.P. and 357,950 shares held of record by Asset Management Associates 1989, L.P. Craig Taylor, a member of the Adeza Board, John Shoch and Franklin P. Johnson, Jr. are the general partners of AMC Partners 84, L.P. and Messrs. Taylor, Shoch, Johnson and Ferrell Sanders are the general partners of AMC Partners 89, L.P. AMC Partners 84, L.P. is the general partner of Asset Management Associates 1984, L.P. and AMC Partners 89, L.P. is the general partner of Asset Management Associates 1989, L.P. AMC Partners 84, L.P. and Messrs. Taylor, Shoch and Johnson may be deemed to beneficially own the shares owned by Asset Management Associates 1984, L.P., and AMC Partners 89, L.P. and Messrs. Taylor, Shoch, Johnson and Ferrell may be deemed to beneficially own the shares owned by Asset Management Associates; however, each entity and person disclaims beneficial ownership of these shares except to the extent of his or its proportionate pecuniary interest therein.

(b)	Arrangements with Offeror or Parent.

Merger Agreement.  The summary of the Merger Agreement contained in Section 13 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 14 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement contains representations and warranties that the Company, Offeror and Parent made to and solely for the benefit of each other as of specific dates. The assertions embodied in such representations and warranties are qualified by information contained in the confidential disclosure schedule that the Company delivered in connection with signing the Merger Agreement. Accordingly, such representations and warranties may not be relied on as characterizations of the actual state of facts or circumstances, since they were only made as of the date of the Merger Agreement and are modified in important part by the underlying disclosure schedule. Moreover, information concerning the subject matter of such representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

On February 15, 2007, Cytyc and the Offeror sent a letter addressed to the Chief Executive Officer of the Company (the “Waiver Letter”) regarding the requirement in Section 1.3(a) of the Merger Agreement that Adeza “take all actions required pursuant to Section 14(f) and Rule 14f-1 in order to fulfill its obligations under this Section 1.3(a), including mailing to stockholders (together with the Schedule 14D-9) the information required by Section 14(f) and Rule 14f-1.” The Waiver Letter provided notice of Cytyc’s and the Offeror’s consent to the mailing to Adeza’s stockholders of the information required pursuant to Section 14(f) and Rule 14f-1 at a time that is not contemporaneous with the mailing of this Schedule and Schedule TO.

Stockholder Agreements to Tender.  The summary of the Stockholder Agreement (Tender), dated as of February 11, 2007, between Parent, Offeror and each of Kathleen D. LaPorte, Sprout Capital VII, L.P., DLJ Capital Corporation, Sprout Growth II, L.P., DLJ First ESC, LLC, Sprout CEO Fund, L.P, Enterprise Partners V, L.P., Andrew E. Senyei, Alison Marie Senyei Trust, Grant Drew Senyei Trust, Kelly Joanne Senyei Trust, Asset Management Associates 1984, L.P., Asset Management Associates 1989, L.P. and Craig C. Taylor (each, a “Tender Agreement”) contained in the “Stockholder Agreements to Tender” subsection of Section 13 to the Offer to Purchase is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Tender Agreements.

Stockholder Agreements Not to Tender.  The summary of the Stockholder Agreement (Non-Tender), dated as of February 11, 2007, between Parent, Offeror and each of Emory V. Anderson, Mark D. Fischer-Colbrie, Durlin E. Hickok, Robert O. Hussa, Robb Hesley, Jerome P. Lapointe, Hassan Bennani, Neal Balius, Dean R. Koch and Marian E. Sacco (each, a “Non-Tender Agreement”) contained in the “Stockholder Agreements Not to Tender” subsection of Section 13 to the Offer to Purchase is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Non-Tender Agreements.

Confidentiality Agreement.  On January 26, 2007, the Company and Parent entered into a confidentiality agreement (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, Parent agreed that, subject to certain exceptions, any information regarding the Company and affiliates furnished to Parent or to its representatives by or on behalf of the Company would be used by Parent and its representatives solely for the purpose of evaluating a possible transaction with the Company and will be kept confidential except as provided in the Confidentiality Agreement. Parent further agreed that, subject to certain exceptions, Parent will not, directly or indirectly, solicit for employment or hire certain employees of the Company for a period of one year from the date of the Confidentiality Agreement.

Such summary and description of the Confidentiality Agreement are qualified in their entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(8) hereto, and is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

(a)	Recommendation

The Adeza Board has unanimously: (1) determined that the Merger Agreement, the Offer and the Merger are advisable, fair to and in the best interests of the Company’s stockholders; (2) approved the Merger Agreement and the transactions contemplated thereby, including the Offer; and (3) recommended that the Company’s stockholders accept the Offer, tender their shares of Common Stock in the Offer and adopt the Merger Agreement.

(b)	Background of the Merger

On November 13, 2006, Patrick J. Sullivan, Chairman, Chief Executive Officer and President of Cytyc, contacted Emory V. Anderson, Chief Executive Officer of Adeza, regarding Cytyc’s interest in acquiring Adeza. That same day, Mr. Sullivan sent Mr. Anderson a preliminary non-binding proposal for Cytyc to acquire Adeza for $18 to $19 per share in cash, subject to the completion of due diligence, the negotiation of a definitive agreement and the approval of the boards of directors of both companies. The proposal also provided that the two companies work exclusively for a period of 45 days towards the completion of a transaction.

On November 20, 2006, the Adeza Board reviewed Cytyc’s November 13 proposal with management and representatives of the Company’s financial advisor, UBS Securities LLC (“UBS”), and the Company’s outside counsel, Heller Ehrman LLP (“Heller Ehrman”). The Board discussed whether to sell the Company, the appropriate response to Cytyc, and whether there were other parties likely to be interested in making an offer for the Company. UBS outlined in general terms the process for soliciting third party indications of interest, and Heller Ehrman reviewed with the Adeza Board its fiduciary duties in connection with any sale.

On November 22, 2006, the Adeza Board continued its discussion of Cytyc’s November 13 proposal with management and representatives of the Company’s outside counsel and financial advisor. The Adeza Board instructed management to determine whether it would be appropriate to sell the Company, to explore a potential sale process with the assistance of the Company’s financial advisor, and to work with the Company’s financial advisor in evaluating the Company from a financial perspective and in developing a list of and obtaining information about other potential acquirors. The Adeza Board also instructed management to inform Cytyc that Adeza was reviewing its proposal and would respond in late December 2006.

During the week of November 20, Mr. Anderson informed Mr. Sullivan that Adeza would respond to Cytyc’s proposal in late December.

On December 15, 2006, at a regularly scheduled Board meeting, the Adeza Board discussed with management and representatives of the Company’s financial advisor and outside counsel strategic options, including the financial prospects for the Company if it remained independent, a sale of the Company to a potential acquiror, or a sale of parts of the Company to separate buyers.

On December 21, 2006, Mr. Anderson contacted Mr. Sullivan and indicated that Adeza intended to explore strategic alternatives by contacting multiple potential strategic partners simultaneously.

At an industry conference on January 9, 2007, Mr. Anderson met with a senior executive of one company, Company A, and discussed possible transactions between the two companies.

On January 16, 2007, Cytyc delivered to the Adeza Board a letter dated January 15, 2007, and a draft merger agreement to affect the acquisition of Adeza by Cytyc for $20 per share in cash, subject to completion of due diligence, the negotiation of a final merger agreement, and a 10-day exclusivity period.

On January 18, 2007, the Adeza Board met to discuss the revised Cytyc proposal; representatives of the Company’s financial advisor and outside counsel were also present. At this meeting, the Board determined to solicit potential interest from other parties and instructed the Company’s financial advisor to contact potential interested parties to ascertain their level of interest in participating in a sale process.

On January 19, 2007, Mr. Anderson contacted Mr. Sullivan and informed him that Adeza intended to move forward with a process that included soliciting interest from additional parties. Mr. Sullivan informed Mr. Anderson that Cytyc would not participate in that process. Mr. Anderson suggested that the senior management of each company meet the following week to allow Adeza to provide additional information regarding the business and products of Adeza and to discuss an increased value for the proposed acquisition.

Between January 18, 2007, and January 23, 2007, 12 companies (other than Cytyc) that had been identified by the Adeza Board, with the assistance of management and the Company’s financial advisor, as potential acquirors of Adeza were contacted by the Company’s financial advisor, in accordance with the Adeza Board’s directives.

On January 24, 2007, Adeza senior management met with representatives of another company, Company B, which expressed interest in acquiring Adeza.

On January 25, 2007, the Adeza Board met with management and representatives of the Company’s financial advisor and outside counsel. The Company’s financial advisor informed the Board that, of the 12 parties (other than Cytyc) contacted, seven had declined to participate in the process, expressed no interest or had not responded, and five companies other than Cytyc expressed interest in participating in the process. Also on January 25, 2007, in accordance with the Adeza Board’s directives, the Company’s financial advisor contacted Company B, bringing the total number of companies contacted to 14 (including Cytyc), six of which were interested in participating in a sale process (including Cytyc).

On January 26, 2007, Cytyc and Adeza entered into a confidentiality agreement, and Adeza’s senior management and representatives of the Company’s financial advisor met in Boston, Massachusetts with senior management of Cytyc and representatives of JP Morgan, Cytyc’s financial advisor. At this meeting, Adeza’s management provided a presentation regarding Adeza, and the parties discussed aspects of a possible transaction between the two companies.

On January 29, 2007, Mr. Anderson had a conference call with senior management of Company B to discuss a possible transaction between the companies.

On January 30, 2007, Cytyc delivered to the Adeza Board a revised proposal containing what it described as its best and final offer to acquire Adeza for $21 per share in cash, subject to the completion of due diligence and a 10-day period of exclusive negotiations.

On February 1, 2007, the Adeza Board met and reviewed the revised Cytyc proposal with management and the Company’s financial advisor. The Board instructed management to continue negotiations with Cytyc and to continue exploring the interests of other parties.

On February 2, 2007, Adeza’s senior management gave presentations to Company B and another company, Company C, that had expressed interest in participating in the Company’s sale process. Representatives of the Company’s financial advisor participated in the meeting with Company C. The Company also offered to provide a management presentation to Company A on February 3, 2007, but that offer was declined.

On February 2, 2007, Adeza received two written indications of interest, one from Company B and one from Company A. The proposal from Company B specified a price to be paid in a transaction based on a premium to the Company’s then-current stock price that yielded a purchase price per share greater than Cytyc’s January 30 proposal. Company B’s proposal was also accompanied by a draft preliminary merger agreement and preliminary letter of intent; however, Company B’s proposal remained subject to completion of due diligence. The proposal from Company B also contemplated execution of a definitive agreement by March 15, 2007. Executives from Company B met in person with Mr. Anderson to discuss the terms of Company B’s offer. The proposal from Company A specified a price of $23 per share in cash, subject to due diligence and the completion of definitive documentation.

On February 2, 2007, the Adeza Board met to discuss these proposals. Management and representatives of the Company’s outside counsel and financial advisor were also present. The Board was informed that an additional party had declined to participate in the sale process, and that six parties (including Cytyc) continued to express interest. The Board instructed management and the Company’s financial advisor to contact the six parties that continued to express interest to inform them that interest in Adeza was strong and that, while the Company had anticipated a sale process that might extend several weeks, that timeline was being reconsidered as a result of the strong interest in the Company. Over the next several days, each of the remaining parties (other than Cytyc) were advised that one party in the process was moving quickly; those that had already submitted proposals were asked if they were interested in updating their proposals, and those that had not submitted proposals were encouraged to commence due diligence and submit proposals as soon as possible. Cytyc was also contacted and informed of the accelerated process.

On February 3, 2007, Cytyc’s financial advisor contacted the Company’s financial advisor to indicate Cytyc’s interest in attending due diligence meetings with Adeza on February 7, 2007, with a goal of providing Adeza with a revised proposal on February 9, 2007.

On February 5, 2006, Company B submitted a revised indication of interest offering to acquire Adeza for $24 per share in cash, subject to due diligence. This proposal anticipated the execution of a definitive agreement on March 5, 2007.

On February 6, 2007, Adeza’s senior management gave a presentation to Company A. Representatives of the Company’s financial advisor also particiated in this meeting. Adeza senior management also provided a presentation to another company, Company D, with which Adeza had recently held detailed discussions of the Company’s products and which had visited Adeza in connection with a potential collaborative relationship.

Also on February 6, 2007, Company B submitted a revised indication of interest, restating its proposed price of $24 per share in cash, subject to the completion of due diligence. Company B’s revised proposal included a provision for exclusive negotiations until February 27, 2007 and indicated that a definitive agreement for a transaction would include a $15 million break-up fee, customary non-solicitation provisions, information rights on competing bids and topping rights.

On February 7, 2007, each of the parties that had been participating in the sale process was sent a draft merger agreement, together with a letter which offered access to an on-line data room upon request, additional management meetings and a limited facility tour, and requested best and final offers from interested parties no later than February 23, 2007.

On February 7, 2007, members of Adeza management met with members of Cytyc management to review due diligence questions, and Cytyc was provided access to the on-line data room.

Between February 7, 2007 and February 10, 2007, Adeza management continued to respond to due diligence questions from each of the parties that remained interested in acquiring the Company.

On February 8, 2007, representatives of Cytyc’s financial advisor informed the Company’s financial advisor that Cytyc was prepared to present a revised proposal at a price of $23 per share, subject to the completion of due diligence, which was expected the following day, and the execution of a definitive agreement. Adeza’s financial advisor informed Cytyc’s financial advisor that, in light of two proposals received by Adeza to date, both of which were at or above $23 per share, Cytyc should consider offering in excess of $23 per share. Adeza’s financial advisor also contacted each of the other parties that had received the Company’s February 7, 2007 letter and advised them to submit a proposal or revise their most recent proposal before the Adeza Board’s next scheduled meeting on February 9, 2007, at noon pacific time, as the Adeza Board was likely to receive a proposal from one party for exclusivity. In addition, representatives of Heller Ehrman contacted Cytyc’s counsel regarding provisions of the draft merger agreements that had been circulated by the parties, and members of Adeza’s and Cytyc’s management teams continued negotiations.

On February 8, 2007, the financial advisors of Company E, contacted the Company’s financial advisor and confirmed that Company E continued to be interested in a potential transaction. Also on February 8, 2007, Companies A and D received access to the on-line data room. Company B received access to the on-line data room on February 9, 2007.

On the morning of February 9, 2007, the Company received an indication of interest from Company E to acquire Adeza for $22 to $24 per share in cash, subject to the completion of due diligence and the negotiation of a definitive merger agreement. The Company also received a revised proposal from Cytyc to acquire Adeza for $24 per share in cash, subject only to the execution of a definitive agreement, which would contain a “fiduciary out” provision, a 3% break-up fee and the cashing out of all employee stock options, whether or not vested, for the cash spread value. Cytyc’s proposal also stated that it was conditioned upon the negotiation, execution and delivery of a definitive merger agreement by 10:00 pm (EST) on Sunday, February 11, 2007. Mr. Anderson also had a telephone call with the Chairman of Company B to discuss Company B’s proposal.

At noon, pacific time, on February 9, 2007, the Adeza Board met to discuss the written proposals from Companies A, B, E and Cytyc that had been received to date. Management and representatives of the Company’s outside counsel and financial advisor were also present. The Company’s financial advisor reviewed with the Adeza Board the chronology of communications with interested parties and informed the Adeza Board that Company B and Company A had declined to improve the pricing of their respective proposals of $24 per share and $23 per share, that Company D indicated that it may not be able to pursue a transaction due to timing and strategic considerations and that Company E had given no clear indication of timing with respect to its offer of $22 to $24 per share. After discussion, including the Board’s assessment of the likelihood of reaching an agreement with each party, the time required to do so, and the potential value offered by each party, the Adeza Board authorized management to proceed with the negotiation of a definitive agreement with Cytyc.

Following this Board meeting (and after the time that parties were requested to submit best and final proposals), Adeza received a non-binding indication of interest from Company C to acquire Adeza for $23 to $27 in cash or Company C stock, subject to the completion of due diligence and negotiation of a definitive merger agreement. Following receipt of this proposal and in accordance with the Board’s directives, Adeza’s financial advisor contacted Company C’s financial advisor, who indicated that the price range in Company C’s proposal reflected uncertainty regarding the value of the Company’s products, that it would be difficult for Company C to meet the timeframe outlined in the February 7 letter sent to interested parties, and that Company C had not reviewed the draft merger agreement that accompanied the February 7 letter.

At 4:00 pm, pacific time, the Adeza Board reconvened with management and representatives of the Company’s outside counsel and financial advisor to discuss the indication of interest from Company C. The chronology of contacts with Company C, which initially was contacted in mid-January but which did not submit an indication of interest until February 9, was also discussed. The Adeza Board discussed the uncertainty inherent in the wide price range reflected in the Company C’s indication of interest, the time that it might take to complete a transaction with Company C, and the risks of losing a transaction with Cytyc if the process were extended to reach agreement with Company C. The Board also considered that Company C would not be precluded from making an offer at the higher end of its range given that Cytyc’s proposal included an ability to consider unsolicited later proposals. After discussion, the Adeza Board again authorized management to continue to proceed with the negotiation of a definitive agreement with Cytyc.

On February 10, 2007 Company C requested and received access to the on-line data room, and on February 10 and 11, 2007, Adeza management continued to answer diligence questions from interested parties.

Between February 10 and February 11, 2007, Heller Ehrman and Cytyc’s legal counsel exchanged multiple drafts and negotiated the terms of a definitive merger agreement.

On February 11, 2007, a special meeting of the Adeza Board was held to review the agreement resulting from the negotiations with Cytyc over the previous two days. Management and representatives of the Company’s outside counsel and financial advisor also attended this meeting. Heller Ehrman reviewed certain terms of the merger agreement, which had been provided to the Adeza Board in advance. UBS delivered to the Adeza Board an oral opinion, which was confirmed by delivery of a written opinion dated February 11, 2007, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in its opinion, the $24.00 per share cash consideration to be received in the Offer and the Merger, taken together, by holders of Common Stock (other than Cytyc, Offeror, holders who have entered into a stockholders agreement with Cytyc and Offeror, and their respective affiliates) was fair, from a financial point of view, to such holders. After further discussion, for the reasons discussed below, the Adeza Board unanimously approved the Merger Agreement negotiated between the parties and the transactions contemplated thereby.

(c)	Reasons for Recommendation

At the special meeting on February 11, the Adeza Board approved the Merger Agreement, and determined to recommend the transactions contemplated in the Merger Agreement (that is, the tender by Cytyc for the Company’s stock and the subsequent merger of the Company with Offeror) to the Company’s stockholders. In evaluating the Offer and the Merger, the Adeza Board consulted with the Company’s senior management and legal and financial advisors and, in reaching its decision to recommend that the Company’s stockholders accept the Offer, tender their shares of Common Stock to Offeror pursuant to the Offer and adopt the Merger Agreement, if adoption by the Company’s stockholders is required by applicable law in order to consummate the Merger, the Adeza Board considered a number of factors, including the following:

•	the Adeza Board’s knowledge of the Company’s business, financial condition, results of operations, prospects and competitive position and its belief that the Offer and the Merger are more favorable to the Company’s stockholders than any other strategic alternative reasonably available to the Company, including remaining as a stand-alone entity or attempting to sell the business in pieces;

•	the Adeza Board’s belief that the Company faces several challenges in its efforts to increase stockholder value as an independent publicly traded company, including challenges related to continued revenue growth and risks related to the approval and commercialization of new products;

•	the fact that the Offer and the Merger were arrived at after a third party solicitation and negotiation process during which a total of 14 prospective buyers were contacted, six prospective buyers conducted due diligence on the Company’s business, and five prospective buyers submitted preliminary proposals to acquire the Company;

•	the fact that, as a result of this process, Cytyc’s proposal was increased from an initial proposed price range of $18-$19 per share to $24 per share;

•	the relative uncertainty of each of the offers to purchase Adeza that had been expressed in indications of interest from other parties, and the risk that Cytyc’s proposal might no longer be available were the Board to extend the process to continue discussions with other parties with less certain proposals;

•	the fact that the $24 Offer Price represents a 54.5% premium to the closing price of the Common Stock on February 9, 2007, the last trading day prior to the announcement of the execution of the Merger Agreement, and a 60.9% premium to the average closing price of the Common Stock over the 30 trading days prior to the announcement of the execution of the Merger Agreement;

•	the Adeza Board’s belief that the Offer Price compares favorably with that of similar acquisition transactions;

•	the fact that the Offer provides for a cash tender offer for all Common Stock held by the Company’s stockholders to be followed by the Merger, which allows the Company’s stockholders to quickly realize a fair value, in cash, for their investment and provides such stockholders certainty of value for their shares;

•	the opinion of UBS, dated February 11, 2007, to the Adeza Board as to the fairness, from a financial point of view and as of the date of the opinion, of the $24.00 per share cash consideration to be received in the Tender Offer and the Merger, taken together, by holders of Common Stock (other than Cytyc, Offeror, holders who have entered into a stockholders agreement with Cytyc and Offeror, and their respective affiliates). The full text of UBS’ written opinion, dated February 11, 2007, is attached hereto as Annex I. Holders of Common Stock are encouraged to read this opinion carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the review undertaken. UBS’ opinion was provided to the Adeza Board in its evaluation of the $24.00 per share cash consideration from a financial point of view and does not address any other aspect of the transaction. The opinion does not address the relative merits of the transaction as compared to other business strategies or transactions that might be available with respect to Adeza or Adeza’s underlying business decision to effect the transaction. The opinion does not constitute a recommendation to any stockholder as to whether to tender shares of Common Stock in the Offer or how to vote or act with respect to the transaction;

•	the Adeza Board’s belief that the terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations to consummate the Offer and the Merger, are reasonable and were the product of arms’ length negotiations between the Company and its advisors, on the one hand, and Cytyc and its advisors, on the other hand;

•	the fact that Cytyc’s and Offeror’s obligations under the Merger Agreement, including with respect to the Offer and the Merger, are not subject to any financial conditions and that Cytyc makes representations and warranties in the Merger Agreement about the adequacy of its cash resources and available financing to purchase shares of Common Stock pursuant to the Offer and to consummate the Merger;

•	the fact that, under certain circumstances, Offeror will be required to extend the Offer beyond the initial expiration date of the Offer if certain conditions to the consummation of the Offer are not satisfied as of the initial expiration date of the Offer;

•	the fact that the Adeza Board, in the exercise of its fiduciary duties, would be permitted, in accordance with the terms of the Merger Agreement, to authorize the Company and its subsidiaries to provide information to and engage in negotiations with a third party following the receipt of a bona fide alternative acquisition proposal that the Adeza Board determines in good faith constitutes or could reasonably be expected to lead to a superior proposal;

•	the fact that, subject to compliance with the terms and conditions of the Merger Agreement, the Company is permitted to terminate the Merger Agreement in order to approve a transaction proposed by a third party that is a superior proposal upon the payment to Cytyc of a termination fee equal to $13.35 million; and

•	the availability of appraisal rights of holders of the Common Stock who comply with all of the required procedures under Delaware law.

The Adeza Board also considered a number of uncertainties and risks in its deliberations concerning the transactions contemplated by the Merger Agreement, including the Offer and the Merger, including the following:

•	the possibility that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, might not be consummated and the effect of public announcement of the Merger Agreement on the sales and operating results of the Company and its ability to attract and retain key management, marketing and technical personnel;

•	the fact that an all cash transaction will be taxable to the Company’s stockholders for U.S. federal income tax purposes;

•	the fact that the Company’s stockholders will not participate in future earnings or growth of the Company and will not benefit from any appreciation in value of the combined company;

•	the fact that the Merger Agreement contains contractual restrictions on the conduct of the Company’s business prior to the completion of the transaction contemplated by the Merger Agreement; and

•	the fact that, subject to the limitations set forth in the Merger Agreement, the Company could be required to pay a termination fee of $13.35 million in connection with the termination of the Merger Agreement under specified circumstances involving competing transactions or a change in the Adeza Board’s recommendation of the transaction to Adeza’s stockholders.

The Adeza Board believed that, overall, the potential benefits of the Offer and the Merger to the Adeza stockholders outweighed the risks of the Offer and the Merger.

The foregoing discussion of information and factors considered by the Adeza Board is not intended to be exhaustive. In light of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Adeza Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Moreover, each member of the Adeza Board applied his or her own personal business judgment to the process and may have given different weight to different factors. In arriving at its recommendation, the Adeza Board was aware of the interests of executive officers and directors of Adeza as described under “Past Contracts, Transactions, Negotiations and Agreements — Arrangements with Executive Officers and Directors of the Company” in Item 3 above.

Item 5.	Person/Assets, Retained, Employed, Compensated Or Used.

The Company has retained UBS to act as its financial advisor in connection with a possible sale transaction. Under the terms of UBS’ engagement, the Company has agreed to pay UBS a customary fee for its financial advisory services in connection with the transaction, portions of which were payable in connection with its opinion and a significant portion of which is contingent upon the consummation of the transaction. In addition, the Company has agreed to reimburse UBS for its reasonable expenses, including fees, disbursements and other charges of legal counsel, and to indemnify UBS and related parties against liabilities, including liabilities under federal securities laws, relating to, or arising out of, its engagement. In the past, UBS provided investment banking services to the Company unrelated to the Offer and Merger, for which UBS has received compensation. In the ordinary course of business, UBS, its successors and affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of the Company and Parent and, accordingly, may at any time hold a long or short position in such securities.

Neither the Company, nor any person acting on its behalf, has employed, retained or agreed to compensate any person or class of persons to make solicitations or recommendations in connection with the Offer or the Merger.

Item 6.	Interest in Securities of the Subject Company.

No transactions in Common Stock have been effected during the 60 days prior to the date of this Schedule by the Company, or to the knowledge of the Company, by any executive officer, director or affiliate of Adeza.

During the 60 days prior to the date of this Schedule, no options were granted to any executive officer, director, affiliate or subsidiary of Adeza.

During the 60 days prior to the date of this Schedule and in the ordinary course, the Company has issued shares of Common Stock to holders of options to purchase Common Stock upon the exercise of such options by the holders thereof.

Item 7.	Purposes of the Transactions and Plans or Proposals.

Except as indicated in Items 3 and 4 above, the Company is not undertaking or engaged in any negotiations in response to the Offer which relate to a tender offer or other acquisition of the Company’s securities by the Company or any other person.

Except as indicated in Items 3 and 4 above, the Company is not undertaking or engaged in any negotiations in response to the Offer which relate to, or would result in (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company; (ii) any purchase, sale or transfer of a material amount of assets by the Company or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as indicated in Items 3 and 4 above, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.	Additional Information.

Information Statement

An Information Statement (the “Information Statement”) will be furnished to the Company’s stockholders in connection with the possible designation by Offeror, pursuant to the Merger Agreement, of certain persons to be appointed to the Adeza Board.

Top-Up Option

Pursuant to the terms of the Merger Agreement, the Company irrevocably granted to Offeror an option (the “90% Top-Up Option”), exercisable subject to and upon the terms and conditions set forth in the Merger Agreement, to purchase that number of shares of Common Stock (the “90% Top-Up Option Shares”) equal to the lesser of: (i) the lowest number of shares of Common Stock that, when added to the number of shares of Common Stock owned by Parent, Offeror and their respective subsidiaries and affiliates at the time of such exercise, shall constitute 10,000 shares more than 90% of the shares of Common Stock then outstanding (after giving effect to the issuance of the 90% Top-Up Option Shares) and (ii) an aggregate number of shares of Common Stock that is equal to 19.9% of the shares of Common Stock then outstanding as of the date of the Merger Agreement.

Provided that no legal requirement prohibits the exercise of the 90% Top-Up Option or the delivery of the 90% Top-Up Option Shares in respect thereof, Offeror may exercise the 90% Top-Up Option, in whole but not in part, at any one time after the Appointment Time and prior to the earlier to occur of (i) the Effective Time and (ii) the termination of the Merger Agreement.

Vote Required to Approve the Merger and DGCL Section 253

The Adeza Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if Offeror acquires, pursuant to the Offer or otherwise, including the issuance by the Company of shares upon the exercise by Offeror of the 90% Top-Up Option, at least 90% of the outstanding shares of Common Stock, Offeror will be able to effect the Merger after consummation of the Offer without a vote by the Company’s stockholders (a “Short-Form Merger”). If Offeror acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding shares of Common Stock, the affirmative vote of the holders of a majority of the outstanding shares of Common Stock will be required under the DGCL to effect the Merger.

State Takeover Laws

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, the “business combination” is approved by the board of directors of such corporation prior to such date. In accordance with the provisions of Section 203, the Adeza Board has approved the Merger Agreement and the transactions contemplated thereby and has taken all appropriate action so that Section 203, with respect to the Company, will not be applicable to Parent and Offeror by virtue of such actions.

Antitrust

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until specified information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and specified waiting period requirements have been satisfied. These requirements apply to Offeror’s acquisition of the Common Stock in the Offer and the Merger.

Under the HSR Act, the purchase of Common Stock in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division or extended by a request for additional information or documentary material prior to that time. The Company and Offeror expect to file a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with Offeror’s purchase of Common Stock in the Offer and the Merger the week of February 19, 2007, and the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on or about the 15th calendar day following the filing, unless earlier terminated by the FTC and the Antitrust Division or the Company receives a request for additional information or documentary material prior to that time. If, at the end of the 15 calendar day waiting period, either the FTC or the Antitrust Division issues a request for additional information or documentary material from the Parent or Offeror, the waiting period with respect to the Offer and the Merger would be extended for an additional period of ten calendar days following the date of the Company’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order or with the Parent or Offeror’s consent. The FTC or the Antitrust Division may terminate the additional ten calendar day waiting period before its expiration. In practice, complying with a request for additional information or documentary material can take a significant period of time.

At any time before or after the purchase of Common Stock by Offeror, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Common Stock in the Offer and the Merger, the divestiture of Common Stock purchased in the Offer or the divestiture of substantial assets of Offeror, the Company or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general and foreign antitrust regulators may also bring legal actions under the antitrust laws under certain circumstances.

Adeza also conducts business in a number of other foreign countries. In connection with the purchase of Common Stock pursuant to the Offer, the laws of certain of these foreign countries may require the filing of information with, or the obtaining of the approval of, governmental authorities therein. After commencement of the Offer, Parent and the Company will seek further information regarding the applicability of any such laws and currently intend to take such action as they may require, but no assurance can be given that such approvals will be obtained. The Offer is conditioned upon obtaining material governmental approvals.

Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, persons who are then stockholders of the Company will have certain rights under Section 262 of the DGCL to dissent and demand appraisal of, and payment in cash of the fair value of, their Shares. Such rights, if the statutory procedures were complied with, will lead to a judicial determination of the fair value (excluding any element of value arising from the accomplishment or expectation of the Merger) required to be paid in cash to such dissenting stockholders for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the Merger and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the purchase price per Share pursuant to the Offer or the consideration per Share to be paid in the Merger. Stockholders should be aware that opinions of investment banking firms as to the fairness from a financial point of view of the consideration payable in a transaction are not opinions as to fair value under Section 262 of the DGCL.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under the DGCL. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL. Appraisal rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives available to stockholders if the Merger is consummated. Stockholders who will be entitled to appraisal rights in connection with the Merger will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith before such stockholders have to take any action relating thereto. Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights.

Item 9.	Exhibits.

Exhibit No.	Description

(a)(1)	Offer to Purchase, dated February 16, 2007 (incorporated by reference to Exhibit(a)(1)(A) to the Schedule TO filed with the SEC by Augusta Medical Corporation and Cytyc Corporation on February 16, 2007).
(a)(2)	Letter of Transmittal (incorporated by reference to Exhibit(a)(1)(B) to the Schedule TO filed with the SEC by Augusta Medical Corporation and Cytyc Corporation on February 16, 2007).
(a)(3)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit a(1)(C) to the Schedule TO filed with the SEC by Augusta Medical Corporation and Cytyc Corporation on February 16, 2007).
(a)(4)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed with the SEC by Augusta Medical Corporation and Cytyc Corporation on February 16, 2007).
(a)(5)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed with the SEC by Augusta Medical Corporation and Cytyc Corporation on February 16, 2007).
(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit(a)(1)(F) to the Schedule TO filed with the SEC by Augusta Medical Corporation and Cytyc Corporation on February 16, 2007).
(a)(7)	Press release issued by the Company, dated February 12, 2007 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on February 12, 2007).
(a)(8)	Opinion of UBS Securities LLC to the Board of Directors of the Company, dated February 11, 2007 (incorporated by reference to Annex I attached to this Schedule 14D-9).
(a)(9)	Summary Advertisement published on February 16, 2007 (incorporated by reference to Exhibit(a)(1)(I) to the Schedule TO filed with the SEC by Augusta Medical Corporation and Cytyc Corporation on February 16, 2007).
(e)(1)	Agreement and Plan of Merger, dated as of February 11, 2007, by and among Cytyc Corporation, a Delaware corporation, Augusta Medical Corporation, a Delaware corporation, and a direct wholly-owned subsidiary of Cytyc, and Adeza Biomedical Corporation (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on February 12, 2007).
(e)(2)	Form of Indemnity Agreement between Adeza Biomedical Corporation and each of its Directors and Executive Officers (incorporated by reference to Exhibit 10.12 to the Company’s Registration Statement on Form S-1 (File No. 333-118012) filed on August 6, 2004, as amended).
(e)(3)	Amended and Restated Management Continuity Agreement by and between Durlin E. Hickok and Adeza Biomedical Corporation dated as of January 12, 2007.
(e)(4)	Amended and Restated Management Continuity Agreement by and between Emory V. Anderson and Adeza Biomedical Corporation dated as of January 12, 2007.
(e)(5)	Amended and Restated Management Continuity Agreement by and between Marian E. Sacco and Adeza Biomedical Corporation dated as of January 12, 2007.
(e)(6)	Amended and Restated Management Continuity Agreement by and between Mark Fischer-Colbrie and Adeza Biomedical Corporation dated as of January 12, 2007.
(e)(7)	Amended and Restated Management Continuity Agreement by and between Robert O. Hussa and Adeza Biomedical Corporation dated as of January 12, 2007.
(e)(8)	Confidentiality Agreement, dated January 26, 2007, by and between Adeza Biomedical Corporation and Cytyc Corporation.

Annex I —	Opinion of UBS Securities LLC to the Board of Directors of Adeza Biomedical Corporation, dated February 11, 2007

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule is true, complete and correct.

ADEZA BIOMEDICAL CORPORATION

By:	/s/ Emory V. Anderson
Name:      Emory V. Anderson
Title:       President and Chief Executive Officer

Dated: February 16, 2007

Annex I

[LETTERHEAD OF UBS SECURITIES LLC]

February 11, 2007

The Board of Directors
Adeza Biomedical Corporation
1240 Elko Drive
Sunnyvale, California 94089

Dear Members of the Board:

We understand that Adeza Biomedical Corporation, a Delaware corporation (“Adeza”), is considering a transaction whereby Cytyc Corporation, a Delaware corporation (“Cytyc”), will acquire Adeza. Pursuant to the terms of an Agreement and Plan of Merger, draft dated February 11, 2007 (the “Merger Agreement”), between Cytyc, Augusta Medical Corporation (“Sub”), a Delaware corporation and wholly owned subsidiary of Cytyc, and Adeza, (i) Sub will commence a tender offer to purchase all outstanding shares of the common stock, par value $0.001 per share, of Adeza (“Adeza Common Stock” and, such tender offer, the “Tender Offer”) at a purchase price of $24.00 per share, net to the seller in cash (the “Consideration”), and (ii) subsequent to the Tender Offer, Sub will be merged with and into Adeza (the “Merger” and, together with the Tender Offer, the “Transaction”) and each outstanding share of Adeza Common Stock not previously tendered will be converted into the right to receive the Consideration. Simultaneously with the execution of the Merger Agreement, certain stockholders of Adeza are entering into stockholder agreements with Cytyc and Sub (such stockholders, the “Excluded Holders”). The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of Adeza Common Stock (other than Cytyc, Sub, the Excluded Holders and their respective affiliates) of the Consideration to be received by such holders in the Transaction.

UBS Securities LLC (“UBS”) has acted as financial advisor to Adeza in connection with the Transaction and will receive a fee for its services, a portion of which is payable in connection with this opinion and a significant portion of which is contingent upon consummation of the Transaction. In the past, UBS provided investment banking services to Adeza unrelated to the proposed Transaction, for which UBS has received compensation. In the ordinary course of business, UBS, its successors and affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of Adeza and Cytyc and, accordingly, may at any time hold a long or short position in such securities.

Our opinion does not address the relative merits of the Transaction as compared to other business strategies or transactions that might be available with respect to Adeza or Adeza’s underlying business decision to effect the Transaction. Our opinion does not constitute a recommendation to any stockholder of Adeza as to whether such stockholder should tender shares of Adeza Common Stock in the Tender Offer or how such stockholder should vote or act with respect to the Transaction. At your direction, we have not been asked to, nor do we, offer any opinion as to the terms, other than the Consideration to the extent expressly specified herein, of the Merger Agreement or the form of the Transaction. In rendering this opinion, we have assumed, with your consent, that (i) the final executed form of the Merger Agreement will not differ in any material respect from the draft that we have reviewed, (ii) Adeza and Cytyc will comply with all material terms of the Merger Agreement, and (iii) the Transaction will be consummated in accordance with the terms of the Merger Agreement without any adverse waiver or amendment of any material term or condition thereof. We have also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any material adverse effect on Adeza or the Transaction.

In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and historical financial information relating to Adeza; (ii) reviewed certain internal financial information and other data relating to the business and financial prospects of Adeza that were provided to us by the management of Adeza and not publicly available, including financial forecasts and estimates prepared by the management of Adeza;

The Board of Directors
Adeza Biomedical Corporation
February 11, 2007

(iii) conducted discussions with members of the senior management of Adeza concerning the business and financial prospects of Adeza; (iv) reviewed publicly available financial and stock market data with respect to certain other companies we believe to be generally relevant; (v) compared the financial terms of the Transaction with the publicly available financial terms of certain other transactions we believe to be generally relevant; (vi) reviewed current and historical market prices of Adeza Common Stock; (vii) reviewed the Merger Agreement; and (viii) conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate. At your direction, we contacted third parties to solicit indications of interest in a possible transaction with Adeza and held discussions with certain of these parties prior to the date hereof.

In connection with our review, with your consent, we have not assumed any responsibility for independent verification of any of the information provided to or reviewed by us for the purpose of this opinion and have, with your consent, relied on such information being complete and accurate in all material respects. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Adeza, nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts and estimates referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Adeza as to the future performance of Adeza. We have relied, at your direction, without independent verification or investigation, upon the assessments of the management of Adeza as to the products and technology of Adeza and the risks associated with such products and technology. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to us as of, the date hereof.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by holders of Adeza Common Stock (other than Cytyc, Sub, the Excluded Holders and their respective affiliates) in the Transaction is fair, from a financial point of view, to such holders.

This opinion is provided for the benefit of the Board of Directors in connection with, and for the purpose of, its evaluation of the Transaction.

Very truly yours,

/s/  UBS Securities LLC

UBS SECURITIES LLC

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